Exhibit 10.1

CNX Gas Corporation 4000 Brownsville Road South Park, PA 15129-9545

phone:	412/854-6701
fax:	412/854-6777
e-mail:	nickdeiuliis@cnxgas.com
web:	www.cnxgas.com

Nicholas J. DeIuliis President and Chief Executive Officer
December 20, 2006
Mr. Mark D. Gibbons
108 Pinehurst Drive
Cranberry Township, PA 16066
Dear Mark:
     I am pleased to offer you the position of Senior Vice President and Chief Financial Officer of CNX Gas Corporation.
     We believe that you will be a tremendous addition to our senior management team. You bring the management skills, accounting background and, uniquely, knowledge of CNX Gas that makes you ideal for this position. At the same time, we think that this position represents a tremendous opportunity for you. We have gotten off to a fast start in the last year as a NYSE-listed public company with a $4+ billion market capitalization, but we are even more excited about the future. We are accelerating the development of our large undeveloped acreage position; the recently completed Jewell Ridge Lateral pipeline gives us strategic options; and we continue to evaluate a stream of acquisition opportunities. We look forward to your input into these and the many other significant opportunities we see for the Company.
     The compensation package for this position and the more precise terms of this offer are attached. We believe that the compensation package is very competitive. Consistent with our Compensation Committee’s pay for performance philosophy, you will have a significant compensation opportunity on both a short-term and long-term basis for superior performance. If we produce value for our shareholders, the entire management team will be well compensated.
     We look forward to your acceptance of this position. If you accept, our Compensation Committee must formally approve your appointment. I have discussed the matter with them and do not expect an issue, but this offer is necessarily subject to that approval, which we will pursue promptly.

     Please accept this offer by signing both copies of this letter, and return one signed copy to my attention. The other copy is for your records. Of course, if you have any questions, you should not hesitate to contact me.
     I look forward to you joining our team!

Sincerely,

/s/ Nicholas J. DeIuliis

Nicholas J. DeIuliis

Agreed to this 20th day of December, 2006.

/s/ Mark D. Gibbons

Mark D. Gibbons

CONFIDENTIAL
Date: December 20, 2006
PROPOSED TERMS OF EMPLOYMENT
     The following are the terms on which you will be employed by CNX Gas Corporation.

Position	Senior Vice President and Chief Financial Officer

Job Grade	106

Base Salary	Your initial base salary will be $250,000 per year. The base salary for this position must be approved by the Compensation Committee of the Board of Directors. Typically, base salaries for executive officers are reviewed in April of each year. Your base salary is subject to change as determined by the Compensation Committee.

Annual Short Term Incentive Compensation Opportunity (“Bonus”)	You will be eligible to participate in the Company’s Short Term Incentive Plan for 2007. Your bonus opportunity for 2007 will be targeted at 50% of your base salary for achievement of 100% of the corporate and individual performance criteria established by the Compensation Committee and the CEO.

Long Term Incentive Compensation	You will be eligible to participate in the Company’s Long-Term Incentive Compensation Program for the performance period from your date of hire to December 31, 2009. Your award will have a grant date value of 250% of your base salary, or $625,000. The number of performance share units you receive under the program will be equal to $625,000 divided by the average closing price of a share of CXG stock on the NYSE for the ten trading days ending on your date of hire.

Change of Control Agreement	You will be eligible for a standard change of control agreement, with a “2x” multiplier.

Vacation	You are entitled to four weeks of vacation per year.

Investment (401(k)) Plan	As an employee of CNX Gas, you will be eligible to participate in the CONSOL Energy Investment Plan. Under that Plan, CNX Gas will match your contributions to the Plan up to 6% of your base salary. In addition, CNX Gas will contribute 3% of your base salary to the Plan, for which no contribution on your part is required. These contributions will be subject to IRS compensation limits.

Health and Welfare Benefits	You will be eligible for the same health and welfare benefits to which all similarly situated employees are entitled.

Status	We look forward to you starting employment as soon as possible to begin the transition to your position as Senior Vice President and Chief Financial Officer; however, your appointment to that position will be effective only upon the resignation of the current Chief Financial Officer from that office. Upon your elevation to that position, you will be an executive officer of CNX Gas. As such, be aware that all compensation paid to you will be publicly disclosed. Further, you will be subject to certain restrictions on your ability to purchase and sell CNX Gas common stock.

Physical Examination	Pursuant to Company policy, your employment is conditioned upon a physical examination, including a drug test, and a background check. We would like to schedule a physical at your earliest convenience.

No Employment Agreement; Compensation and Benefits Subject to Change	These terms of employment do not create any right to continued employment. You will not have an employment agreement. The compensation and benefits described in these terms of employment are subject to change in accordance with the prerogatives of the Compensation Committee and the terms of the applicable benefit plans and programs.

Your acceptance of this offer of employment on the above terms is subject to the approval of the Board of Directors of CNX Gas Corporation and its committees that are required to approve your appointment. Management of CNX Gas intends to seek that approval promptly after your acceptance, but your employment will not take effect unless and until that approval is obtained and your appointment to the position of Senior Vice President and Chief Financial Officer will not occur until the current Chief Financial Officer resigns from that position.